SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment to Form N-8A
NOTIFICATION OF AMENDMENT TO
REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY
ACT OF 1940
The underwriting investment company
hereby notifies the Securities and
Exchange Commission that it is amending
its registration, filed on August 17,
2018 (File No. 811-23372), under and
pursuant to the provisions of
Section 8(a) of the Investment Company
Act of 1940, and in connection with such notification of amendment to its registration submits the following information:


Name: YOLANDA LEWIS (also known as
YOLANDA LEWIS INNOVATIVE RESOURCES)
Address of Principal Business Office:
2572 21st Street Sacramento
California 95818
Telephone Number: 888-900-5507
Name and Address of Agent for Service of
Process:
    CT Corporation
Suite 930
Los Angeles, California 90017

Check Appropriate Box:
Registrant is filing a Registration
Statement pursuant to Section 8(b) of
the Investment Company Act of 1940
concurrently with the filing of Form
N-8A/A:
Yes  x    No  ?

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Settlor?s Notice to Trustee of Change of
Terms and Agreement to Deed of Trust
Instrument No. 19444945
This modification is for the change to terms
and conditions under Deed of Trust dated
05/17/2007, Recorded by instrument No.
19444945 with printed date 05/25/2007 from
Record in Santa Clara County Recorder?s
Office Records, witnessed by Regina
Alcomendras, County Clerk, is herein
authorized by Settlor / Grantor / Trustor /
Exchanger / Beneficiary, with an effective
date of May 17, 2007 and pursuant to DEED OF
RELEASE Private Instrument No. 2019-JUL-
RNDR-001, with an effective date of May 17,
2007, UCC Contract No.19-7722216683, Money
Order Number 07222019-28415095 Dated July
22, 2019: Settlor lawful order to every
colorable, legal, trustee to obey the
following upon receipt of this notice.
Secured Party: Settlor, Grantor, Trustor,
Exchanger, Beneficiary:  Employees
Securities Company Ralph Neal, International
Organization, and shareholder to National
Association of Civilian Chapiters,
International Organization in and for
Louisiana Money Transmitter Regulator
Association, as Registrar File No. 119-1952-
453-02918.
Debtor: Colorable, self-proclaimed, Trustee
as Lessee, Grantee; FIRST AMERICAN FINANCIAL
CORPORATION, EIN 26-1911571 CIK No.
0001472787 headquarters 1 First American
Way, Santa Ana, California 92707-5913 doing
business as, FIRST AMERICAN TITLE INSURANCE
COMPANY, D-U-N-S 01-766-1959, whose Resident
Occupation consignment address is 4795
Regent Blvd, Mail Code 1011-F Irving, Texas
75063, party of second part as
Grantee/Lessee/Trustee.
Settlor?s / Grantor?s / Trustor?s /
Mortgagor?s intent to correct the following
errors and mistakes Deed of Trust dated
05/17/2007, Recorded by Instrument No.
19444945 with printed date 05/25/2007 Under
in Santa Clara County Recorder?s Office,
witnessed by Regina Alcomendras, County
Clerk through Settlor whose conveyance,
remised, released, and forever quit-claim
Security Interest to Trustee for Payment
Settlement and Extinguishment of Debt by
surrender of the note annexed to Deed of
Trust Instrument No. 19444945 recorded on
County of Santa Clara books on 5/25/2017,
UCC Contract No. 19-7722216683
The following corrections are hereby made by
the Settlor, with an effective date of May
17, 2007 to correct errors and mistakes on
the original deed of trust for the
protection of private incorporeal and
corporeal property rights, business civil
liberties, and security interest ownership
of the natural person Employees Securities
Company to prevent unlawful conversion of
private property, laundering of American
Depositary Receipts, identity theft, illegal
insider trading of restricted and ,
controlled securities that are obligations
of the United States; to prevent securities
fraud, market manipulation, obstruction of
the United States Bankruptcy, infliction of
prevent trafficking against an international
organization, prevent violations under the
Geneva Convention for the capture, and
trafficking of persons, to the Employees
Securities Company, International
Organization as prisoners of war, from
wrongful foreclosure by trustee who
willfully induced fraudulent, oppressive,
and illegal sale of the real private
property, the security interest, and
inheritance rights of the Natural Person
Employees Securities Company.
Modification to the terms and conditions of
Deed of Trust Instrument No. 19444945 are
required immediately upon receipt, with an
of May 17, 2007 lawful order UCC contract
No. 19-7722216683 issued by Natural Person
Ralph Neal, Settlor to Employees Securities
Company Ralph Neal, International
Organization to self-appointed Trustee First
American Title Insurance Company and co-
conspirators to the criminal financial Ponzi
Scheme, First American Financial
Corporation, foreign parent CIK No.
0001472787, Select Portfolio Servicing Inc,
U.S. Bank, NN, LA Salle Bank, JP Morgan
Chase, WAMU Pass-Through Certificates Series
2007-OA6, Gwen Heather Ribar, Esq., SBN
188024, and James Jose Ramos, Esq., SBN
252916 to obey the following orders:
1.	Recognize Employees Securities Company
Ralph Neal, settlor as an
international organization pursuant to
the International Immunities Act;
U.S.A. Department of State Secretary
of State acceptance and notification
Certificate No. 16012578-4.
2.	Rescind and remove Official Receipt
Indexed number 24191453 recorded
5/30/2019, County of Santa Clara
County, California.
3.	Beneficiary irrevocably changed to
Employees Securities Company Ralph
Neal, CIK No. 0001750462 International
Organization, and heirs, assigns and
beneficiaries.
4.	Return original note, deed and
reconveyance of legal title pursuant
to .
5.	Change beneficiary held legal title to
the interests specified in the deed of
trust to Employees Securities Company
6.	Terminate Notice of Default Trustee
Sale Instrument Receipt Indexed number
24191453 recorded 5/30/2019, County of
Santa Clara, California.
7.	Terminate Trustee?s Sale No.  CA
1900285095; TSG NO: 190782841-CA-MSI;
Instrument No. 24191453; APN: 612070-
007
8.	Remove private property from public
records
9.	Surrender original, unaltered note to
Trustor for extinguishment of the
debt.
10.	Update records to show zero
balance account as payment has been
deposited and settled in full by
extinguishment of the debt, assessment
of the taxes, and application of the
security interest.
11.	Return excess funds, not limited
to ill-gotten gains obtained by
payments, transfers of security
interest, securitization of note by
certified funds or Fedwire to Settlor
12.	Exercise Redemption Rights.
Settlor hereby exercises redemption
rights on behalf of the borrower to
redeem the property by settlement of
the entire balance through surrender
of the note for extinguishment, and
assessment of taxes.
13.	 Legal license gives no right or
authority over equitable redemption
rights as such trustee is ordered to
cancel, by Settlor the foreclosure and
terminate the trustee sale effective
May 17, 2007 retroactive.
14.	First American Title Insurance
Company is required to immediately
record a full reconveyance upon
receipt of the deed of release, money
order, 1040-V, W-8, 8281, 1099-A,
1099-OID, 1096, Warrant by Proctor,
Practitioner to extend Powers of
Attorney as Counsel as Civilian
Protectors, Human Rights Defenders to
the several States of the American
Union, United States of America.
15.	DeeAnn Gregory, doing business as
First American Title Insurance
Company, is ordered to follow the law
not limited to California Civil Code
section 2941 (b)(1) to immediately
upon receipt of payoff execution to
deliver the original unaltered note
and deed to trustor. (Civ. Code ?
2941, subd. (b)(1)(A)-(C).)
16.	First American Title Insurance
Company, DeeAnn Gregory, doing
business as authorized signatory, is
ordered to prepare and record a
release of the obligation and record
as the equivalent of a reconveyance of
the deed of trust. (Civ. Code ? 2941,
subd. (b)(3)(B)), by settlor, trustor,
grantor, lender, exchanger, and
beneficiary upon receipt of this
notice.
17.	Settlor revokes the power to sell
clause in Deed of Trust dated
05/17/2007, Recorded by instrument No.
19444945 with printed date 05/25/2007
from Record in Santa Clara County
Recorder?s Office Records.
18.	Failure to execute the
instructions herein by current acting
trustee within ten calendar days of
receipt, ought and shall result in the
appointment and assignment of rights
and duties to  National Association of
Civilian Chapiters, International
Organization.
19.	Upon failure to perform,
effective immediately the termination
of every power assumed by First
American Title Insurance Company,
Select Portfolio Servicing Inc., U.S.
Bank, NA, LA Salle Bank, NA, JP MORGAN
CHASE, and every interloper connected
to WAMU MORTGAGE PASS-THROUGH
CERTIFICATES SERIES 2007-OA6, is
ordered by Settlor.
20.	Criminal arrest warrant for every
conspiring privateers, self-appointed
trustee acting without the legal
required appointment by Lender,
recorded on the records of the Santa
Clara County, California pursuant to
the terms and condition of the Deed of
Trust, to the exclusion of every other
substitution of trustee, all are
acting ultra vires.
21.	 National Association of Civilian
Chapiters, International Organization,
is authorized upon breach of fiduciary
duty and failure to obey the lawful
orders issued by Trustor, Grantor,
Settlor, Exchangor, Employees
Securities Company registered pursuant
to 1940 Investment Company Act
Employees Securities Company Ralph
Neal for Natural Person Certified
Registrar LA File No 119-1952-453-
02918; Ralph Neal, Real Party in
Interest, indispensable party, orders
the execution of a full
reconveyance.(Civ. Code ? 2941, subd.
(b)(2).)
I, Natural Person Ralph, International
Finance Minister, Settlor aver that I
certify these truths and facts by my
commercial full faith and credit as surety, under the laws of the several States of the American Union, that the foregoing is true and correct.
Executed on  25th day of July, 2019

Employees Securities Company Ralph Neal CIK
0001750462

/s/ Ralph Neal, International Organization
Name: Ralph Neal, Settlor, Trustor,
Beneficiary
Employees Securities Company
CIK NO. 0001750462

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